P.E. 3/23/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





15006469

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 3-24-15

Kristy N. Waterman
Dean Foods Company
kristy_waterman@deanfoods.com

Re: Dean Foods Company

Dear Ms. Waterman:

This is in regard to your letter dated March 23, 2015 concerning the shareholder proposal submitted by the Calvert VP S&P Mid Cap 400 Index Portfolio and Mercy Investment Services, Inc. for inclusion in Dean Foods' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Dean Foods therefore withdraws its January 12, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Stu Dalheim
Calvert Investment Management, Inc.
stu.dalheim@calvert.com


Dean
FOODS

March 23, 2015

VIA EMAIL TO: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dean Foods Company - Withdrawal of No-Action Request Dated January 12, 2015

Ladies and Gentlemen:

We refer to our letter, dated January 12, 2015 (the "No-Action Request"), pursuant to which Dean Foods Company (the "Company") requested the Staff of the Securities and Exchange Commission concur with our view that the Company may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Calvert VP S&P Mid Cap 400 Index Portfolio and Mercy Investment Services, Inc. (collectively, the "Proponents") from its proxy materials for the Company's 2015 Annual Meeting of Stockholders.

Attached hereto as Exhibit A are communications, dated March 22, 2015 (the "Withdrawal Communications"), from the Proponents withdrawing the Proposal. In reliance on the Withdrawal Communications, we hereby withdraw the No-Action Request.

Please contact the undersigned at (214) 721-1314 or kristy_waterman@deanfoods.com if you should have any questions or need additional information. Thank you for your attention to this matter.

Sincerely,

Kristy N. Waterman
Vice President, Chief Counsel – Corporate

cc: Marc Kesselman -- Dean Foods Company
Stu Dalheim – Calvert Investments
Marcela Pinilla - Mercy Investments

EXHIBIT A



RE: Follow up - Calvert and Mercy
Marcela Pinilla
to:
kristy_waterman@deanfoods.com
03/22/2015 09:44 AM
Cc:
"Stu Dalheim (Stu.dalheim@calvert.com)"
Hide Details
From: Marcela Pinilla <mpinilla@mercyinvestments.org>

To: "kristy_waterman@deanfoods.com" <kristy_waterman@deanfoods.com>

Cc: "Stu Dalheim (Stu.dalheim@calvert.com)" <Stu.dalheim@calvert.com>

History: This message has been forwarded.

Dear Kristy,

I appreciated our phone call on Friday to discuss resolution withdrawal criteria and for your follow up below. Thank you for the additional information regarding a timeline for additional disclosure, we will look forward to seeing the updates.

Stu and I are in agreement on the points outlined directly below and are glad to withdraw the shareholder proposal. Stu can confirm if Calvert will send an official notice or if we might consider his confirmation via email an official statement of withdrawal and of our agreement.

Thank you, and we look forward to scheduling a follow up call with Dean Foods.

Best regards,
Marcela

Please note that my email address is now mpinilla@mercyinvestments.org. Please update your records to ensure that I continue to receive communication from you. Thank you.

An easy way to delete an old email address is to start typing it on the "To:" field and when it appears, select it and press delete.

Marcela I. Pinilla

Director, Shareholder Advocacy
Mercy Investment Services, Inc.
646.692.3289 |617.301.0029 (m)
mpinilla@mercyinvestments.org
http://www.mercyinvestmentservices.org

From: kristy_waterman@deanfoods.com [mailto:kristy_waterman@deanfoods.com]
Sent: Friday, March 20, 2015 10:08 PM
To: Marcela Pinilla
Cc: Stu Dalheim (Stu.dalheim@calvert.com)
Subject: Re: Follow up - Calvert and Mercy

Marcela,

Following up on our conversation, below is a summary of the points we can agree to:

1. **Continued dialogue.** Dean Foods will commit to continue our dialogue regarding an industry-wide approach to addressing dairy sustainability issues, including discussing our collaboration with the Innovation Center for U.S. Dairy and the steps both Dean and the Innovation Center are taking to move forward on the water management issue. In addition, we will also make introductions so that Calvert and Mercy can also independently participate with and interact with the Innovation Center.
2. **Practical Tools**. Dean Foods will discuss with Mercy and Calvert its ongoing use of applications in water reduction efforts, including the Aquadact and FarmSmart tools.
3. **Reporting.** Dean Foods will commit to updating its website to include reporting on progress of sustainability efforts through the year ended December 31, 2014. Please note that the reporting process and scoring of the CDP report are not typically complete until mid-year the following year. Our audit committee and board discuss the results of the prior year efforts/progress at the quarterly meetings in November of each year. Therefore, we would expect this material to be published (at the latest) in November 2015.

We believe that water conservation is an issue that Dean has been and continues to be focused on and that a continued dialogue is the appropriate method by which to address this matter. With hope with the above points that you will withdraw the stockholder proposal. At that time, we will also withdraw our pending SEC no-action request.

Please let me know if you would like to discuss or have any questions. I can be reached via e-mail or on my cell at ***FISMA & OMB Memorandum M-07-16***

Thanks,

Kristy

Kristy N. Waterman | Vice President, Chief Counsel - Corporate
Dean Foods Company | 2711 N Haskell Ste 3400, Dallas TX 75204
office: 214.72 ***FISMA & OMB Memorandum M-07-16*** kristy_waterman@deanfoods.com



RE: Follow up - Calvert and Mercy
Dalheim, Stu
to:
'Marcela Pinilla', kristy_waterman@deanfoods.com
03/22/2015 12:29 PM
Hide Details
From: "Dalheim, Stu" <Stu.Dalheim@Calvert.com>

To: 'Marcela Pinilla' <mpinilla@mercyinvestments.org>, "kristy_waterman@deanfoods.com" <kristy_waterman@deanfoods.com>

History: This message has been replied to.

Kristy,

Thank you for the dialogue and the attention to our concern. I have appreciated the opportunity to discuss the important topic of water with you and your colleagues. I can confirm our withdrawal of the shareholder proposal.

Please let me know if you need anything further from me.
I am looking forward to the next conversation.

All the best,

Stu

Stu Dalheim
Vice President, Shareholder Advocacy
Calvert Investments
301-961-4762
Stu.dalheim@calvert.com

From: Marcela Pinilla [mailto:mpinilla@mercyinvestments.org]
Sent: Sunday, March 22, 2015 10:45 AM
To: kristy_waterman@deanfoods.com

Cc: Dalheim, Stu
Subject: RE: Follow up - Calvert and Mercy

Dear Kristy,

I appreciated our phone call on Friday to discuss resolution withdrawal criteria and for your follow up below. Thank you for the additional information regarding a timeline for additional disclosure, we will look forward to seeing the updates.

Stu and I are in agreement on the points outlined directly below and are glad to withdraw the shareholder proposal. Stu can confirm if Calvert will send an official notice or if we might consider his confirmation via email an official statement of withdrawal and of our agreement.

Thank you, and we look forward to scheduling a follow up call with Dean Foods.

Best regards,
Marcela

Please note that my email address is now mpinilla@mercyinvestments.org. Please update your records to ensure that I continue to receive communication from you. Thank you.

An easy way to delete an old email address is to start typing it on the "To:" field and when it appears, select it and press delete.

Marcela I. Pinilla
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
646.692.3289 |617.301.0029 (m)
mpinilla@mercyinvestments.org
http://www.mercyinvestmentservices.org

From: kristy_waterman@deanfoods.com [mailto:kristy_waterman@deanfoods.com]
Sent: Friday, March 20, 2015 10:08 PM
To: Marcela Pinilla
Cc: Stu Dalheim (Stu.dalheim@calvert.com)
Subject: Re: Follow up - Calvert and Mercy

Marcela,

Following up on our conversation, below is a summary of the points we can agree to:

1. **Continued dialogue.** Dean Foods will commit to continue our dialogue regarding an industry-wide approach to addressing dairy sustainability issues, including discussing our collaboration with the Innovation Center for U.S. Dairy and the steps both Dean and the Innovation Center are taking to move forward on the water management issue. In addition, we will also make introductions so that Calvert and Mercy can also independently participate with and interact with the Innovation Center.
2. **Practical Tools.** Dean Foods will discuss with Mercy and Calvert its ongoing use of applications in water reduction efforts, including the Aquadact and FarmSmart tools.
3. **Reporting.** Dean Foods will commit to updating its website to include reporting on progress of sustainability efforts through the year ended December 31, 2014. Please note that the reporting process and scoring of the CDP report are not typically complete until mid-year the following year. Our audit

committee and board discuss the results of the prior year efforts/progress at the quarterly meetings in November of each year. Therefore, we would expect this material to be published (at the latest) in November 2015.

We believe that water conservation is an issue that Dean has been and continues to be focused on and that a continued dialogue is the appropriate method by which to address this matter. With hope with the above points that you will withdraw the stockholder proposal. At that time, we will also withdraw our pending SEC no-action request.

Please let me know if you would like to discuss or have any questions. I can be reached via e-mail or on my cell at ***FISMA & OMB Memorandum M-07-16***

Thanks,

Kristy

Kristy N. Waterman | Vice President, Chief Counsel - Corporate
Dean Foods Company | 2711 N Haskell Ste 3400, Dallas TX 75204
office: 214.721.1314 | cell: ***FISMA & OMB Memorandum M-07-16*** email: kristy.waterman@deanfoods.com



January 12, 2015

VIA EMAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: Dean Foods Company – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Dean Foods Company, a Delaware corporation (the "Company"), hereby notifies the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by The Calvert VP S&P Mid Cap 400 Index Portfolio and Mercy Investment Services, Inc. (the "Proponents") from the proxy materials for the Company's 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials"). The Company respectfully requests that the Staff advise the Company that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2015 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted electronically to the Staff not less than 80 days before the Company plans to file its definitive 2015 Proxy Materials with the Commission.

A copy of this letter is being sent on this date to the Proponents informing the Proponents of the Company's intention to omit the Proposal from the 2015 Proxy Materials. Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents, either individually or collectively, elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

On December 12, 2014, the Company received the Proposal, which contains the following resolution:

 

> Shareholders request that by November 1, 2015, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) on how Dean Foods is assessing water risk in its supply chain and planned actions to mitigate the impacts of water scarcity on long-term shareholder value.

A complete copy of the Proposal (including the supporting statement) and related correspondence is attached to this letter as Exhibit A.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

III. Analysis

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Merely requesting that the registrant prepare a special report will not alter the analysis as to whether a proposal relates to ordinary business matters and therefore may be excluded; the Commission has stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal will be excludable." SEC Release No. 34-20091 (August 16, 1983). As discussed further below, the subject matter of the report requested by the Proposal relates to the Company's ordinary business operations, and thus the Proposal should be excludable under Rule 14a-8(i)(7).

A. The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Relates to the Company's Relationships with Its Suppliers

The Proposal requests a report on "how Dean Foods is assessing water risk in its supply chain and planned actions to mitigate the impacts of water scarcity on long-term shareholder value." We believe that the Proposal is excludable under Rule 14a-8(i)(7) because "water risk in [the Company's] supply chain" implicates the Company's ordinary business operations, specifically its decisions regarding its supplier relationships.

Although the Proposal references "water scarcity," "water shortfall" and "pressure on freshwater supplies," the subject matter of the Proposal is not harm or risk to the environment. Rather, the Proposal's subject matter is harm or risk to the Company's dairy supply chain resulting from an environment-related issue, specifically the availability or scarcity of water, access to which is fundamental to the Company's ordinary business operations. The concerns cited in the Proposal relate to uncertainty about the water security of dairy and feed suppliers and the significant risks such uncertainty could pose to the Company's dairy supply chain. Further, the Proposal notes that other companies such as Campbell Soup, General Mills, PepsiCo and Sysco assess their supply chain to understand such *companies'* exposure and seasonality to water risk (as opposed to any impact or effect of water risk on the environment). As to the Company, the Proposal requests that the Company assess such risk in its supply chain and take action to mitigate the impacts of water scarcity on "long-term shareholder value."

In the 1998 Release, the Commission stated that examples of ordinary business matters excludable under Rule 14a-8(i)(7) include "the management of the workforce, such as hiring, promotion and termination of employees, decisions on production quality and quantity, and *the retention of suppliers*." [emphasis added]. In Kraft Foods, Inc. (February 23, 2012), Kraft Foods sought to exclude a shareholder proposal that included the following resolution, which is almost identical to the resolution included in the Proposal: "Shareholders request that by December 2013, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) detailing the ways in which Kraft Foods...is assessing water risk to its agricultural supply chain and action it intends to make to mitigate the impact on long-term shareholder value." In its supporting statement, the proponent of the Kraft Foods proposal quoted a Commission release on the point that "climate change and water may challenge companies dependent on suppliers that are impacted by climate change, such as companies that purchase agricultural products from farms adversely affected by droughts or floods.'" The proponent also asserted that "the adoption of a sound water risk management plan will benefit Kraft and its shareholders by enhancing the [c]ompany's opportunities for long-term sustainability." Notwithstanding the proponent's efforts to characterize the proposal as involving climate change and sustainability, the Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(7) on ordinary business grounds. The Staff noted that the proposal related to "decisions relating to supplier relationships" and that proposals concerning decisions relating to supplier relationships are generally excludable under Rule 14a-8(i)(7). *See also* The

Southern Company (January 19, 2011) (concurring in the exclusion of a proposal requesting that the company "strive to purchase a very high percentage" of "Made in USA" goods and services on the grounds that it related to "decisions relating to supplier relationships"; PetSmart, Inc. (March 24, 2011) (concurring in the exclusion of a proposal requesting a report regarding the compliance of the company's suppliers with certain animal rights statutes as relating to the company's ordinary business operations); and Dean Foods Co. (March 9, 2007, recon. denied March 22, 2007) (concurring in the exclusion of a proposal requesting a report on, among other things, consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships").

Consistent with the precedents cited above, including in particular Kraft Foods, the Company believes that the Proposal is excludable on ordinary business grounds because it relates to the Company's management of, and decisions with respect to, its suppliers. To mitigate the impact of water scarcity related to the Company's dairy supply chain, the Proposal calls for the Company to adopt a comprehensive water management plan that will demonstrate a "commitment to water stewardship beyond is [sic] plants" and recommends that the Company use "World Resources Institute's Aqueduct water risk mapping tool on water risk and stress against key suppliers initially and encourage key suppliers to pilot Farm Smart, a 'smart tool' that seeks to help dairy producers 'evaluate their production techniques [and] assess economic and environmental consequences of potential improvements in management practices.'" The Proposal further states that "[w]hile we commend the company's facility-level efforts on managing emissions, water and waste, we believe the company can extend this leadership to its supply chain, where the majority of water-related impacts, risks and opportunities exist." The Company, which is the largest processor and direct-to-store distributor of fluid milk and other fluid dairy products in the United States, regularly analyzes its suppliers and considers ways to mitigate risk, and increase efficiency, of its supply chain. The Company purchases raw milk, the primary ingredient used in the Company's products, primarily from approximately 900 farmers' cooperatives and independent farmers. An integral part of the Company's business is determining the best approaches to supply its raw material needs, and the Company's sourcing decisions involve a myriad of complex considerations. In determining the best approach to procure the Company's required raw materials for its products, management considers a wide range of factors, such as availability, practicality, reliability, costs, capacity and production plans. The Company's decisions relating to supplier relationships, including the resources, processes and equipment that the Company may require suppliers to use and any restrictions on such use, are "fundamental to management's ability to run [the C]ompany on a day-to-day basis," and it would be impracticable for shareholders to decide how to address these issues at an annual shareholders meeting. Consequently, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

B. The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Does Not Focus on a Significant Policy Issue

Proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues...generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." See 1998 Release. The Staff provided additional guidance in Staff Legal Bulletin No. 14C, noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole." Here, however, the subject matter addressed in the Proposal and supporting statement does not rise to the level of a significant policy issue that transcends day-to-day business matters, and therefore may be excluded under Rule 14a-8(i)(7).

While the Proposal addresses important topics – water risk in the Company's supply chain and the impact of water scarcity on "long-term shareholder value" – these are not matters that have been the subject of consistent widespread public debate rising to the level of a significant policy issue for purposes of Rule 14a-8(i)(7), and the Company is not aware of any no-action letters in which the Staff has taken such a view. Although the Proposal uses terms such as "water scarcity" and "water shortfall," the focus of the Proposal is not on the broader environmental impacts of water scarcity, but rather on its impact on the Company. In this regard, the Proposal is distinguishable from those instances where the Staff has determined that the exclusion of a proposal that focuses on the environmental impacts of a company's operations would not be appropriate. For example, in Fossil, Inc. (January 25, 2012), the Staff did not permit exclusion of a proposal requesting that the company issue a report describing the company's supply chain standards related to environmental impacts, particularly water use and related pollution, noting that the proposal at issue – in contrast to the Proposal – focused primarily on Fossil's operations' impacts on the environment.

Further, the fact that a proposal touches upon an environmental issue does not automatically qualify the proposal as relating to a significant policy issue. For example, in FirstEnergy Corp. (March 7, 2013), the Staff concurred in the exclusion of a proposal requesting that the company adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality as relating to ordinary business operations, noting that the proposal did not "in our view, focus on a significant policy issue." Even though the proposal focused on the company's impact on water quantity and quality (in contrast to the non-environmental impact of water scarcity and risk on the Company's supply chain that is the focus of the Proposal), the Staff determined that such proposal did not focus on a significant policy issue that should transcend the ordinary business exclusion. Similar to the proposal in FirstEnergy Corp., and as discussed above, we do not believe that the Proposal focuses on a significant policy issue but rather relates to ordinary business matters and thus is excludable pursuant to Rule 14a-8(i)(7).

IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Proposal involves matters that relate to the ordinary business operations of the Company. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at 214-721-1314.

Very truly yours,



Kristy Waterman
Vice President, Chief Counsel – Corporate
Dean Foods Company

Enclosures

cc: Stu Dalheim, Calvert Investment Management, Inc.
Marcela I. Pinilla, Mercy Investment

EXHIBIT A



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 11, 2014

Ms. Kristy N. Waterman
Vice President, Chief Counsel-Corporate
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, TX 75204

Dear Ms. Waterman

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 9, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert VP S&P Mid Cap 400 Index Portfolio ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held these securities continuously for at least one year, and the Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are co-filing with Marcela I. Pinilla of Mercy Investment, the enclosed requesting that Dean Foods report to shareholders on how the company is assessing water risk in its supply chain and planned actions to mitigate the impacts of water scarcity on long-term shareholder value. Mercy Investment has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Mercy Investment as it relates to the proposal.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim at (301) 961-4762, or contact him via email at stu.dalheim@calvert.com

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke
Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Deputy General Counsel and Assistant Secretary, Calvert Investment Management, Inc.

Enclosures: Resolution Text
State Street Letter

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.

Water Risks in the Dairy Supply Chain

RESOLVED:
Shareholders request that by November 1, 2015, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) on how Dean Foods is assessing water risk in its supply chain and planned actions to mitigate the impacts of water scarcity on long-term shareholder value.

WHEREAS:
Agriculture accounts for approximately 70 percent of water withdrawals worldwide. Population growth, increasing agricultural and industrial demands for water and unpredictable weather patterns are putting pressure on freshwater supplies. According to the World Economic Forum the world will face a 40 percent water shortfall between forecast demand and available supply by 2030. The limit of potable water locally and globally is subjecting water to greater regulation, increased commoditization, and conflicting ownership claims.

Uncertainty about the water security of dairy and feed suppliers could pose significant risks. According to the USDA, in 2013 one-quarter of all U.S. irrigation water was used to grow alfalfa, hay and corn silage - much of which was fed to dairy cows. According to Drought Monitor in 2014 "18 percent of the domestic hay acreage was located in a drought-affected area." As the largest processor and distributor of fluid milk in the U.S., Dean Foods is highly dependent on agriculture, sourcing milk directly from across the country. Unfortunately, investors do not have access to data on how Dean Foods evaluates and manages water risk associated with its dairy supply chain.

With global demand for dairy rising with population growth, it is essential integrate supply chain water risk management into the long-term sustainability strategy of dairy production. While we commend the company's facility-level efforts on managing emissions, water and waste, we believe the company can extend this leadership to its supply chain, where the majority of water-related impacts, risks and opportunities exist.

A growing number of companies including Campbell Soup, General Mills, PepsiCo and Sysco assess their supply chains to understand their exposure and seasonality to water risk.

Dean Foods noted in its CDP Climate response that "if droughts begin to significantly impact water availability for both our dairy and plant based milk operations, lower yields may result in higher costs or potentially less product to sell to the market." However, Dean Foods has not responded to CDP's Water questionnaire, which is backed by investors with over $62 trillion who seek well-defined water strategies from existing and potential portfolio companies. We believe the adoption of a comprehensive water management plan will demonstrate a commitment to water stewardship beyond is plants and enhance opportunities for long-term sustainability for Dean Foods and its shareholders.

SUPPORTING STATEMENT:
We recommend the use of World Resources Institute's Aqueduct water risk mapping tool on water risk and stress against key suppliers initially and encourage key suppliers to pilot Farm Smart, a "smart tool" that seeks to help dairy producers "evaluate their production techniques [and] assess economic and environmental consequences of potential improvements in management practices."



STATE STREET.

December 8, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 5, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of Dean Foods Company (Cusip 242370203). Also the funds held the amount of shares indicated continuously since 12/1/2013

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/5/2014	Shares Held Since 12/1/2013
D895	Calvert VP S&P MidCap 400 Index Portfolio	242370203	Dean Foods Company	13,920	13,920

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 11, 2014

Ms. Kristy N. Waterman
Vice President, Chief Counsel-Corporate
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, TX 75204

Dear Ms. Waterman

Calvert VP S&P Mid Cap 400 Index Portfolio submitted a shareholder proposal to Dean Foods as a co-filer with Mercy Investments on December 11, 2014. Please see the enclosed packet.

We are hereby sending an amended cover letter, reflecting the fact that Calvert VP S&P Mid Cap 400 Index Portfolio will now be the lead filer, with Mercy Investment as the co-filer.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke
Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Deputy General Counsel and Assistant Secretary, Calvert Investment Management, Inc.

Enclosures: December 11, 2014 filing packet
Amended cover letter showing Calvert as lead filer

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 11, 2014

Ms. Kristy N. Waterman
Vice President, Chief Counsel-Corporate
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, TX 75204

Dear Ms. Waterman

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 9, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert VP S&P Mid Cap 400 Index Portfolio ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held these securities continuously for at least one year, and the Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that Dean Foods report to shareholders on how the company is assessing water risk in its supply chain and planned actions to mitigate the impacts of water scarcity on long-term shareholder value.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim at (301) 961-4762, or contact him via email at stu.dalheim@calvert.com

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke
Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Deputy General Counsel and Assistant Secretary, Calvert Investment Management, Inc.

Enclosures: Resolution Text
State Street Letter

Water Risks in the Dairy Supply Chain

RESOLVED:

Shareholders request that by November 1, 2015, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) on how Dean Foods is assessing water risk in its supply chain and planned actions to mitigate the impacts of water scarcity on long-term shareholder value.

WHEREAS:

Agriculture accounts for approximately 70 percent of water withdrawals worldwide. Population growth, increasing agricultural and industrial demands for water and unpredictable weather patterns are putting pressure on freshwater supplies. According to the World Economic Forum the world will face a 40 percent water shortfall between forecast demand and available supply by 2030. The limit of potable water locally and globally is subjecting water to greater regulation, increased commoditization, and conflicting ownership claims.

Uncertainty about the water security of dairy and feed suppliers could pose significant risks. According to the USDA, in 2013 one-quarter of all U.S. irrigation water was used to grow alfalfa, hay and corn silage - much of which was fed to dairy cows. According to Drought Monitor in 2014 "18 percent of the domestic hay acreage was located in a drought-affected area." As the largest processor and distributor of fluid milk in the U.S., Dean Foods is highly dependent on agriculture, sourcing milk directly from across the country. Unfortunately, investors do not have access to data on how Dean Foods evaluates and manages water risk associated with its dairy supply chain.

With global demand for dairy rising with population growth, it is essential integrate supply chain water risk management into the long-term sustainability strategy of dairy production. While we commend the company's facility-level efforts on managing emissions, water and waste, we believe the company can extend this leadership to its supply chain, where the majority of water-related impacts, risks and opportunities exist.

A growing number of companies including Campbell Soup, General Mills, PepsiCo and Sysco assess their supply chains to understand their exposure and seasonality to water risk.

Dean Foods noted in its CDP Climate response that "if droughts begin to significantly impact water availability for both our dairy and plant based milk operations, lower yields may result in higher costs or potentially less product to sell to the market." However, Dean Foods has not responded to CDP's Water questionnaire, which is backed by investors with over $62 trillion who seek well-defined water strategies from existing and potential portfolio companies. We believe the adoption of a comprehensive water management plan will demonstrate a commitment to water stewardship beyond is plants and enhance opportunities for long-term sustainability for Dean Foods and its shareholders.

SUPPORTING STATEMENT:

We recommend the use of World Resources Institute's Aqueduct water risk mapping tool on water risk and stress against key suppliers initially and encourage key suppliers to pilot Farm Smart, a "smart tool" that seeks to help dairy producers "evaluate their production techniques [and] assess economic and environmental consequences of potential improvements in management practices."


MERCY
INVESTMENT
SERVICES, INC

December 11, 2014

Ms. Kristy N. Waterman
Vice President, Chief Counsel-Corporate
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, TX 75204

Dear Ms. Waterman,

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of shares of Dean Foods.

We have attempted to initiate a dialogue regarding Dean Food's activities on water use and risk along its value chain. Unfortunately the conversation is not moving in a meaningful direction. While dialogue is preferable we believe that the management of risks and opportunities around water are of such importance to investors that we are co-filing a shareholder proposal "Water Risk in the Dairy Supply Chain" for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Calvert VP S&P Mid Cap 400 Index Portfolio will act as the primary filer of the resolution and is authorized to withdraw the resolution on our behalf.

Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant.

We look forward to having a more productive conversation with the company. Please direct your responses to me via my contact information below.

Best regards,

Marcela I. Pinilla
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
646.692.3289 | 617.301.0029
mpinilla@mercyinvestments.org
www.mercyinvestmentservices.org

C: Mr. Steven J. Kemps, EVP, General Counsel and Corporate Secretary
Mr. Barry Sievert, Investor Relations, Dean Foods Company

Water Risks in the Dairy Supply Chain

RESOLVED:

Shareholders request that by November 1, 2015, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) on how Dean Foods is assessing water risk in its supply chain and planned actions to mitigate the impacts of water scarcity on long-term shareholder value.

WHEREAS:

Agriculture accounts for approximately 70 percent of water withdrawals worldwide.[i] Population growth, increasing agricultural and industrial demands for water and unpredictable weather patterns are putting pressure on freshwater supplies. According to the World Economic Forum the world will face a 40 percent water shortfall between forecast demand and available supply by 2030.[ii] The limit of potable water locally and globally is subjecting water to greater regulation, increased commoditization, and conflicting ownership claims.

Uncertainty about the water security of dairy and feed suppliers could pose significant risks. According to the USDA, in 2013 one-quarter of all U.S. irrigation water was used to grow alfalfa, hay and corn silage - much of which was fed to dairy cows.[iii] According to Drought Monitor in 2014 "18 percent of the domestic hay acreage was located in a drought-affected area."[iv] As the largest processor and distributor of fluid milk in the U.S., Dean Foods is highly dependent on agriculture, sourcing milk directly from across the country. Unfortunately, investors do not have access to data on how Dean Foods evaluates and manages water risk associated with its dairy supply chain.

With global demand for dairy rising with population growth, it is essential integrate supply chain water risk management into the long-term sustainability strategy of dairy production. While we commend the company's facility-level efforts on managing emissions, water and waste, we believe the company can extend this leadership to its supply chain, where the majority of water-related impacts, risks and opportunities exist.

A growing number of companies including Campbell Soup, General Mills, PepsiCo and Sysco assess their supply chains to understand their exposure and seasonality to water risk.

Dean Foods noted in its CDP Climate response that "if droughts begin to significantly impact water availability for both our dairy and plant based milk operations, lower yields may result in higher costs or potentially less product to sell to the market."[v] However, Dean Foods has not responded to CDP's Water questionnaire, which is backed by investors with over $62 trillion who seek well-defined water strategies from existing and potential portfolio companies. We believe the adoption of a comprehensive water management plan will demonstrate a commitment to water stewardship beyond is plants and enhance opportunities for long-term sustainability for Dean Foods and its shareholders.

SUPPORTING STATEMENT:

We recommend the use of World Resources Institute's Aqueduct water risk mapping tool on water risk and stress against key suppliers initially and encourage key suppliers to pilot Farm Smart, a "smart tool" that seeks to help dairy producers "evaluate their production techniques [and] assess economic and environmental consequences of potential improvements in management practices."

---

[i] http://www.fao.org/nr/water/aquastat/water_use/index.stm

[ii] http://www.weforum.org/issues/water

[iii] Source: USDA Census of Agriculture, 2013: Farm and Ranch Irrigation Survey: Table 36

[iv] http://droughtmonitor.unl.edu/USDMNews.aspx

[v] Dean Foods Climate Change 2014 CDP Response: https://www.cdp.net/en-US/Results/Pages/Responses.aspx?Search=True&Keyword=dean+foods



BNY MELLON

December 11, 2014

Ms. Kristy N. Waterman
Vice President, Chief Counsel - Corporate
Dean Foods Company
2711 North Haskell Avenue
Suite 3400
Dallas, TX 75204

Re: Mercy Investment Services Inc.

Dear Ms. Waterman:

This letter will certify that as of December 11, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 155 shares of Dean Foods Company. Also, please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0954.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com